Exhibit 2.2

Articles of Merger

of

MathStar, Inc.

(Parent Corporation, a Minnesota corporation)

into

MathStar, Inc.

(Subsidiary Corporation, a Delaware corporation)

Pursuant to Section 302A.621 of Chapter 302A, Minnesota Statutes, and Sections 252 and 253 of the Delaware General Corporation Law, Title 8, Chapter 1 the undersigned corporations hereby adopt the following Articles of Merger:

1.                                      Constituent Corporations.  The names of the corporations that are parties to the merger (“Merger”) are:

a.                                   MathStar, Inc., a Minnesota corporation (“Parent Corporation”) ; and

b.                                   MathStar, Inc., a Delaware corporation (“Subsidiary Corporation”).

Subsidiary Corporation has authorized capital stock consisting of One Hundred Million (100,000,000) shares of capital stock, including Ninety Million (90,000,000) shares of common stock, of which One Thousand (1,000) shares of common stock are issued and outstanding on the date hereof.  All of the outstanding shares are owned directly by Parent Corporation.

2.                                      Agreement and Plan of Merger.  The Agreement and Plan of Merger is set forth in Exhibit A hereto and is incorporated herein by reference.

3.                                      Surviving Corporation.  Pursuant to the Agreement and Plan of Merger, Parent Corporation shall be merged into Subsidiary Corporation.  The corporation to survive the Merger is Subsidiary Corporation, a Delaware corporation, which shall continue under the name “MathStar, Inc.”

4.                                      Approval of Agreement and Plan of Merger.  The Agreement and Plan of Merger has been approved by Subsidiary Corporation, pursuant to Section 253 of the Delaware General Corporation Law, and by the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Parent Corporation at a special meeting of the shareholders of Parent Corporation held on June 10, 2005.

5.                                      No Dissenters’ Rights.  The Certificate of Incorporation of the Subsidiary Corporation does not differ from the Articles of Incorporation of the Parent Corporation in a manner that would cause the shareholders of the Parent  to have dissenters’ rights as provided under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act.  Accordingly, pursuant to Section 302A.621, Subd. 6. of the Minnesota Business Corporation Act, the shareholders of the Parent do not have dissenters’ rights.

6.                                      Effective Date of Merger.  The effective date of the Merger shall be June 14, 2005 or, if later, the date on which these Articles of Merger are filed with the Secretary of State of the State of Minnesota and the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed these Articles of Merger on the 14th day of June, 2005.

MATHSTAR, INC.		MATHSTAR, INC.
(a Delaware corporation)		(a Minnesota corporation)

By	/s/Douglas M. Pihl	By	/s/Douglas M. Pihl
	Douglas M. Pihl		Douglas M. Pihl
	President and Chief Executive Officer		President and Chief Executive Officer